FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Hansine Ullberg, Vice-President, Finance and Chief Financial Officer of Birch Mountain Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Birch Mountain Resources Ltd. (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly presents in all material respects the financial position, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 14, 2005

/s/ Hansine Ullberg
Hansine Ullberg
Vice-President, Finance and Chief
Financial Officer